                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended..................................March 31, 1997

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from.......................to...................
     Commission file number....................................................


     A.  UNITED DEFENSE, L.P. SALARIED EMPLOYEES' PLAN
              (Full title of the Plan)

     B.  FMC CORPORATION
         200 East Randolph Drive, Chicago, Illinois  60601
              (Name and Address of Issuer)

SIGNATURES
----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             UNITED DEFENSE, L.P. SALARIED
                             EMPLOYEES' PLAN

                             By  /s/ J. Paul McGrath
                                ----------------------------------------
                             J. P. McGrath
                             Senior Vice President, General Counsel
                             and Secretary
                             FMC Corporation
                             (Plan Administrator)



Dated: October 1, 1997

                          Independent Auditors' Report


The Board of Directors
The Employee Welfare Benefits Plan
    Committee of FMC Corporation:


We have audited the accompanying Statements of Financial Position of United Defense, L. P. Salaried Employees' Plan (Plan) as of March 31, 1997 and 1996, and the related Statements of Earnings and Changes in Plan Equity for the years ended March 31, 1997 and 1996, and for the period from January 1, 1995 through March 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of March 31, 1997 and 1996, and the results of its operations and the changes in its plan equity for the years ended March 31, 1997 and 1996, and for the period from January 1, 1995 through March 31, 1995 in conformity with generally accepted accounting principles.


/s/ KMPG Peat Marwick LLP
    Chicago, Illinois
September 24, 1997

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN

Statements of Financial Position

March 31, 1997 and 1996

================================================================================
                                                     1997            1996
--------------------------------------------------------------------------------
Assets:
  Investments in the FMC Corporation Salaried
    Employees' Master Trust (notes 2 and 3)      $ 80,068,087     54,601,585

  Participant loans receivable                      2,001,349        717,097
--------------------------------------------------------------------------------
Total assets                                     $ 82,069,436     55,318,682
================================================================================
Total plan equity                                $ 82,069,436     55,318,682
================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L. P.
SALARIED EMPLOYEES' PLAN

Statement of Earnings and Changes in Plan Equity

Year ended March 31, 1997

-------------------------------------------------------------------------------------------------------
                                                           FMC         Fixed                   Harsco
                                            Combined      Stock       Income      Equity        Stock
                                             Balance       Fund        Fund        Fund         Fund
-------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Net investment income from the FMC
    Corporation Salaried Employees'
    Master Trust:
      Dividends                            $   782,978         610         --      232,265      550,103
      Interest                                 909,648       3,512     899,100       2,998        4,038
      Realized and unrealized
        gains (losses), net                 (2,548,375) (5,546,820)    (20,552)    978,519    2,040,478
-------------------------------------------------------------------------------------------------------
Total investment income (loss)                (855,749) (5,542,698)    878,548   1,213,782    2,594,619
-------------------------------------------------------------------------------------------------------
Contributions and deposits:
  Participating employees                   16,666,447   9,766,004   1,818,214   3,143,215    1,939,014
  Employer                                   7,636,350   7,636,350         --          --           --
  Rollovers                                  8,776,584     861,314   6,655,696   1,256,994        2,580
-------------------------------------------------------------------------------------------------------
Total contributions and deposits            33,079,381  18,263,668   8,473,910   4,400,209    1,941,594
-------------------------------------------------------------------------------------------------------
Total additions                             32,223,632  12,720,970   9,352,458   5,613,991    4,536,213
-------------------------------------------------------------------------------------------------------
Deductions from net assets attributed to:
  Employee withdrawals from the plan        (5,421,385) (2,367,122)   (756,596)   (475,917)  (1,821,750)
  Fund transfers                                   --      (46,478)     47,845      19,248      (20,615)
  Expenses                                     (51,493)        --      (51,493)        --           --
-------------------------------------------------------------------------------------------------------
Total deductions                            (5,472,878) (2,413,600)   (760,244)   (456,669)  (1,842,365)
-------------------------------------------------------------------------------------------------------
Net increase                                26,750,754  10,307,370   8,592,214   5,157,322    2,693,848
Plan equity, beginning of year              55,318,682  19,706,741   6,185,818   5,232,581   24,193,542
-------------------------------------------------------------------------------------------------------
Plan equity, end of year                   $82,069,436  30,014,111  14,778,032  10,389,903   26,887,390
=======================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L. P.
SALARIED EMPLOYEES' PLAN

Statement of Earnings and Changes in Plan Equity

Year ended March 31, 1996

===============================================================================================================================
                                                                       FMC             Fixed                           Harsco
                                                   Combined           Stock           Income          Equity           Stock
                                                    Balance            Fund            Fund            Fund             Fund
-------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Net investment income from the FMC
    Corporation Salaried Employees'
    Master Trust:
      Dividends                                   $   830,708              --              --          299,746          530,962
      Interest                                        417,435            1,436         409,987             699            5,313
      Realized and unrealized
        gains (losses), net                        10,384,824        1,995,833         (55,372)        758,187        7,686,176
-------------------------------------------------------------------------------------------------------------------------------
Total investment income                            11,632,967        1,997,269         354,615       1,058,632        8,222,451
-------------------------------------------------------------------------------------------------------------------------------
Contributions and deposits:
  Participating employees                          14,304,317        7,682,439       2,651,109       1,857,281        2,113,488
  Employer                                          6,580,140        6,580,140             --              --               --
-------------------------------------------------------------------------------------------------------------------------------
Total contributions and deposits                   20,884,457       14,262,579       2,651,109       1,857,281        2,113,488
-------------------------------------------------------------------------------------------------------------------------------
Total additions                                    32,517,424       16,259,848       3,005,724       2,915,913       10,335,939
-------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributed to:
  Employee withdrawals from the plan               (3,117,278)        (482,640)       (814,757)       (227,059)      (1,592,822)
  Fund Transfers                                          --          (333,329)        168,017          96,001           69,311
-------------------------------------------------------------------------------------------------------------------------------
Total deductions                                   (3,117,278)        (815,969)       (646,740)       (131,058)      (1,523,511)
-------------------------------------------------------------------------------------------------------------------------------
Net increase                                       29,400,146       15,443,879       2,358,984       2,784,855        8,812,428
Plan equity, beginning of period                   25,918,536        4,262,862       3,826,834       2,447,726       15,381,114
-------------------------------------------------------------------------------------------------------------------------------
Plan equity, end of period                        $55,318,682       19,706,741       6,185,818       5,232,581       24,193,542
===============================================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN


Statement of Earnings and Changes in Plan Equity

For the period from January 1, 1995 through March 31, 1995

====================================================================================================================================

                                                                     FMC              Fixed                                Harsco
                                                  Combined          Stock            Income             Equity             Stock
                                                  Balance            Fund              Fund              Fund               Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Net investment income from the FMC
     Corporation Salaried Employees'
     Master Trust:
       Dividends                             $    118,128             -                 -                1,739            116,389
       Interest                                    85,671             290            81,268              1,309              2,804
       Realized and unrealized
          gains (losses), net                   1,435,012         166,776           (12,463)           266,584          1,014,115
------------------------------------------------------------------------------------------------------------------------------------

Total investment income                         1,638,811         167,066            68,805            269,632          1,133,308
------------------------------------------------------------------------------------------------------------------------------------

Contributions and deposits:
  Participating employees                       3,746,974       1,939,259           734,272            548,179            525,264
  Employer                                      1,723,461       1,654,128               -                  -               69,333
  Rollovers                                    19,392,091         525,313         3,163,041          1,757,686         13,946,051
------------------------------------------------------------------------------------------------------------------------------------

Total contributions and deposits               24,862,526       4,118,700         3,897,313          2,305,865         14,540,648
------------------------------------------------------------------------------------------------------------------------------------

Total additions                                26,501,337       4,285,766         3,966,118          2,575,497         15,673,956
------------------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Employee withdrawals from the plan             (582,762)        (22,904)         (139,245)          (127,771)          (292,842)
  Expenses                                            (39)            -                 (39)               -                  -
------------------------------------------------------------------------------------------------------------------------------------

Total deductions                                 (582,801)        (22,904)         (139,284)          (127,771)          (292,842)
------------------------------------------------------------------------------------------------------------------------------------

Net increase                                   25,918,536       4,262,862         3,826,834          2,447,726         15,381,114
Plan equity, beginning of period                      -               -                 -                  -                  -
------------------------------------------------------------------------------------------------------------------------------------
                                                                      -
Plan equity, end of period                  $  25,918,536       4,262,862         3,826,834          2,447,726         15,381,114
====================================================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements

March 31, 1997 and 1996

================================================================================

(1)  Description of the Plan

     The following description of the United Defense, L. P. Salaried Employees' Plan (the Plan) provides only general information. Participants should refer to the plan text for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a qualified salary-reduction plan established on January 1, 1995 under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of United Defense, L. P. (the Company) (other than employees who generally reside or work outside of the United States and employees covered by a collective bargaining agreement which does not provide for participation in the Plan). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     United Defense, L. P. is a 60% owned joint venture of FMC Corporation (the Parent Company). The remaining 40% is owned by Harsco Corporation.

     (b)  Contributions

     Participants may currently elect to have their annual compensation reduced by up to $9,500, subject to adjustments to reflect changes in the cost of living, but not by more than 15% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the plan trust on a pre-tax basis. Participants may also elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to the maximum pre-tax contributions of $9,500 (but not more than 15% of their total compensation in the aggregate). The Company makes matching contributions of from 15% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $9,500 limit on pre-tax contributions.

     (c)  Trust Agreement

     Effective January 1, 1995, the Parent Company and Harris Trust and Savings Bank (the Trustee) established the FMC Corporation Salaried Employees' Master Trust (the Master Trust) for the collective investment of the assets of the Plan's trust, the trust associated with the FMC Employees' Thrift and Stock Purchase Plan and of a trust associated with the United Defense, L.P., York Plan. Upon establishment of the Master Trust, the net assets of the trusts were transferred to the Master Trust. On July 1, 1996, the net assets were transferred to Citibank, N. A. (Citibank) as a result of Citibank's purchase of Harris Trust and Savings Bank's Master Trust Division.

UNITED DEFENSE, L. P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements

================================================================================
     (d) Investment of Funds

     Within the Master Trust, the Trustee has established an FMC Stock Fund, a Fixed Income Fund, an Equity Fund, and a Harsco Fund. The FMC Stock Fund consists of shares of the common stock of the Parent Company. The Fixed Income Fund consists of investments in contracts with banks and insurance companies which guarantee repayment of principle with interest at a fixed or fixed minimum rate for a specified period of time. The Fixed Income Fund is authorized to include (1) securities issued or guaranteed by the U. S. Government, or any of its agencies or instrumentalities, and (2) short-term, interest-bearing debt obligations pending investment in guaranteed income contracts or government securities. The Equity Fund consists of shares of mutual funds registered under the Investment Company Act of 1940. The Harsco Stock Fund consists of common shares of Harsco Corporation, and was not available as an investment election of the Parent Company's plan included in the Master Trust.

     All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and credited to the respective accounts of the employees participating in the Plan. All employees contributing to the Plan are entitled to elect to have the Trustee invest their contributions in 25% increments in: (i) the FMC Stock Fund, (ii) the Fixed Income Fund, (iii) the Equity Fund, or (iv) the Harsco Stock Fund. A participant's investment election may be changed prospectively for any plan year. In addition, a participant who has attained age 55 may elect to have all or part (in increments of 25%) of the accumulated balance of the participant's FMC Stock, Fixed Income, Harsco Stock, and Equity Funds attributable to the participant's contributions transferred among those funds.

     (e) Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contribution and related earnings is based on years of service. A participant is 100% vested after five years of service.

     (f) Payment of Benefits

     On termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump-sum distribution equal to the value of his or her account. Participants aged 55 or older or whose accounts are valued at not less than $3,500 may upon termination elect to defer their lump-sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of the participant's employment, the unvested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

                                                                     (Continued)

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements


================================================================================
     (g)  Expenses

     The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon an individual participant's account as provided in the Plan.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000; the maximum is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Fixed Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of March 31, 1997 and 1996 were approximately $2 million and $0.7 million, respectively.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.


(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies which have been applied in the preparation of the accompanying financial statements.

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

     Security transactions are recorded in the financial statements on a settlement date basis, which does not differ materially from a trade date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value.


                                       7                             (Continued)

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements


================================================================================
     (d)  Participants' Equity

     For financial statement purposes, the cost per share of FMC Corporation common stock is stated at the price paid by the Trustee on a national securities exchange. In computing individual participants' equity for tax purposes, the cost per share of FMC Corporation common stock is determined by (i) the price paid by the Trustee on a national securities exchange or
     (ii) the price paid per share of FMC Corporation common stock reacquired from a withdrawing participant electing a cash withdrawal.

     (e) Basis of Allocation of Master Trust Net Assets and Net Income

     The Trusts participating in the Master Trust have an undivided interest in the assets (except for Harsco Corporation stock), liabilities, income, expenses, and gains or losses of the Master Trust. For allocation purposes, each of the participating trusts retain an ownership percentage in the Master Trust net assets which was initially established on the basis of relative net assets contributed by each plan to the Master Trust. Each month, the percentage is adjusted based on the relative amount of contributions and distributions attributable to each plan. The percentage calculated at each month-end is used to allocate the investment income, net of expenses, and gains or losses of Master Trust investments during that month. At March 31, 1997 and 1996, the Plan's (and its trust's) interests in the net assets of the Master Trust were approximately 10% and 6% respectively, which included investments in the following funds:
===============================================================================


                                                      March 31,
                                                      ---------
                                                  1997         1996
                                               -----------  ----------
       FMC Stock Fund                          $29,545,175  19,538,707
       Fixed Income Fund                        14,236,633   5,991,812
       Equity Fund                              10,066,307   5,116,650
       Harsco Stock Fund                        26,219,972  23,954,416
-------------------------------------------------------------------------------
                                               $80,068,087  54,601,585
===============================================================================

     (f)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

                                                                     (Continued)

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements

================================================================================
(3)  Master Trust Investments

     The following tables present the cost and fair value of investments for the Master Trust at March 31, 1997 and 1996. All individual investments greater than 5% of Plan assets are separately identified:

================================================================================

                                                               March 31, 1997
                                                Number of    ------------------
                                                 shares      Market       Cost
-------------------------------------------------------------------------------
                                                               (in thousands)
     Investments at fair value as determined
      by quoted market prices:
       FMC common stock                         7,551,260   $462,515     87,877
       Harsco common stock                      1,128,242     41,039     16,673
-------------------------------------------------------------------------------
                                                             503,554    104,550

       FNMA bonds                                             49,127     49,392
-------------------------------------------------------------------------------
                                                             552,681    153,942
-------------------------------------------------------------------------------
     Investments at estimated fair value:
      Mutual funds                                            75,310     53,157
      Cash                                                    12,517     12,517
-------------------------------------------------------------------------------
                                                              87,827     65,674
-------------------------------------------------------------------------------
     Investments at contract value--
      fixed rate insurance contracts                         175,628    186,725
-------------------------------------------------------------------------------
                                                            $816,136    406,341
===============================================================================

                                                                     (Continued)

UNITED DEFENSE, L. P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements


===============================================================================
                                                             March 31, 1996
                                           Number of    -----------------------
                                            shares      Market           Cost
-------------------------------------------------------------------------------
                                                            (in thousands)

Investments at fair value as determined
 by quoted market prices:
  FMC common stock                         7,636,816   $573,716          78,164
  Harsco common stock                        572,730     37,943          16,551
-------------------------------------------------------------------------------
                                                        611,659          94,715
  FNMA bonds                                             49,427          49,392
-------------------------------------------------------------------------------
                                                        661,086         144,107
-------------------------------------------------------------------------------
Investments at estimated fair value:
 Mutual funds                                            58,820          41,798
 Cash                                                       419             419
-------------------------------------------------------------------------------
                                                         59,239          42,217
-------------------------------------------------------------------------------
Investments at contract value-
 fixed rate insurance contracts                         184,717         184,717
-------------------------------------------------------------------------------
                                                       $905,042         371,041
===============================================================================

                                                                     (Continued)

UNITED DEFENSE, L.P.
SALARIED EMPLOYEES' PLAN

Notes to Financial Statements

================================================================================

     Investment income for the Master Trust for the years ended March 31, 1997 and 1996, and for the period from January 1, 1995 through March 31, 1995 is as follows:

==================================================================================================
                                                                                   The period from
                                                   Year ended       Year ended     January 1, 1995
                                                   March 31,        March 31,          through
                                                      1995             1996        March 31, 1995
--------------------------------------------------------------------------------------------------
                                                                  (in thousands)
     Investment income:
       Net appreciation (depreciation) in fair
         value of investments:
           FMC common stock                      $    (111,194)         104,906             19,361
           Harsco common stock                           3,177           12,668              1,761
           Mutual funds                                  8,663           10,868              4,002
           FNMA bonds                                   (1,548)          (2,867)                --
--------------------------------------------------------------------------------------------------

                                                      (100,902)         125,575             25,124

       Interest                                         18,733           19,597              5,156
       Dividends                                         2,975            4,754                228
--------------------------------------------------------------------------------------------------

                                                 $     (79,194)         149,926             30,508
==================================================================================================

(4)  Income Taxes

     The Plan has applied for but has not yet received a favorable determination letter from the Internal Revenue Service as to the Plan's qualification. The plan administrator is confident that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (Code) and therefore, the related trust is exempt from tax under Section 501(a) of the Code.

     The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.


PAGE 1

EXHIBIT INDEX

EXHIBIT TABLE   DESCRIPTION
-------------   -----------
10.1            United Defense, L.P. Salaried Employees' Plan (incorporated by reference from Exhibits 4.6 and 4.7 to the Registration Statement on Form S-8 filed on
                October 1, 1997).

10.2            FMC Corporation Salaried Employees' Master Trust Agreement effective
                January 1, 1995 (incorporated by reference from Exhibit 10.3 to the Form
                11-K filed on October 12, 1995).

10.3            Amendment to FMC Salaried Employees' Master Trust dated April 20, 1995 and effective January 1, 1995 (incorporated by reference from Exhibit 10.4 to the Form 11-K filed on October 12, 1995).

23              Consent of KPMG Peat Marwick LLP